BGC Partners, Inc.

499 Park Avenue

New York, NY 10022

April 26, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Gowetski, Esq. Senior Counsel

Re:	BGC Partners, Inc.
Registration Statement on Form S-3
Filed April 12, 2013
File No. 333-187875

Dear Ms. Gowetski:

On behalf of BGC Partners, Inc. (the “Registrant” or the “Company”), we are writing in response to the comment letter, dated April 25, 2013, from you in connection with the Company’s registration statement on Form S-3, filed on April 12, 2013 (File No. 333-187875) (the “Registration Statement”).

For your convenience, the Registrant has repeated your comments in full, and the Registrant’s responses are consistent with the numbering of the comments and headings used in your letter.

General

1.	Please tell us whether or not any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer, please revise your disclosure to state that such seller is an underwriter or provide an analysis as to why you believe such person is not acting as a statutory underwriter.

Please be advised that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

United States Securities and Exchange Commission

Division of Corporation Finance

April 26, 2013

Documents Incorporated by Reference, page 19

2.	We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2012 and, on page 19, you reference your Definitive Proxy Statement on Schedule 14A to be filed. As the Form 10-K incorporates information from your proxy which has not yet been filed, please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Please be advised that the Registrant filed its Definitive Proxy Statement on Schedule 14A on April 25, 2013. Since the Registrant included in the Documents Incorporated by Reference section of the Registration Statement (page 19) a statement specifically incorporating “all documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (Commission File Numbers 0-28191 and 1-35591) after (i) the date of this registration statement and prior to effectiveness of this registration statement...,” with the filing of the Definitive Proxy Statement the complete disclosure required by Form 10-K was deemed incorporated by reference into the Registration Statement. In addition, in the first prospectus used after effectiveness of the Registration Statement, a copy of which is required to be filed under Rule 424(b) under the Securities Act of 1933, as amended, the Registrant will identify (by type, date and Commission file numbers) all reports filed under the Securities Exchange Act of 1934, as amended, prior to effectiveness of the Registration Statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Accordingly, the Registrant will not be filing a pre-effective amendment to the Registration Statement to specifically incorporate the Definitive Proxy Statement.

*****

The Company would like to take this opportunity, pursuant to Rule 461 under the Securities Act of 1933, as amended, to request acceleration of the effective date of the Registration Statement, referred to in this letter so that the Registration Statement becomes effective as soon as practicable.

The Company acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy

United States Securities and Exchange Commission

Division of Corporation Finance

April 26, 2013

and accuracy of the disclosure in the fling; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding the foregoing should be directed to the undersigned at 212.294.7824. Thank you.

BGC PARTNERS, INC.

By:	/s/ Patrick J. Egan
Patrick J. Egan
Vice President and
Assistant General Counsel

cc:	Stephen M. Merkel, Esq. (BGC Partners, Inc.)

Christopher T. Jensen, Esq. (Morgan, Lewis & Bockius LLP)